Mail Stop 3561

January 29, 2008

John May
President and Principal Accounting/Financial Officer
Falcon Media Services, Ltd.
34 Grosvenor Gardens
London, SW1W 0DH
United Kingdom

Re: **Falcon Media Services, Ltd.**
                Registration Statement on Form SB-2
                Filed January 2, 2008
                File No. 333-148425

Dear Mr. May:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You disclose variously on pages 10-11 and elsewhere in your Form SB-2 that in 2004, you obtained rights to deliver audio-visual images of the F.A. Premier League football games over mobile phones to the Middle East, a region defined in the agreement to include Iran, Sudan, and Syria. Also, you state that while conducting the due diligence for that project, you "introduced" your company to the major telecom companies in the Middle East. You state on page F-10 that

during the fiscal year ended July 31, 2006 and July 31, 2007 you continued with your marketing and capital formation activities to seek business opportunities in the Middle East. We note also the disclosure on pages 3 and F-7 that your business objective is to provide sports and event-related content and services "throughout" the Middle East across the mobile phone network, through joint ventures and other licensing arrangements. Finally, you disclose on page 12 that currently you are negotiating to become the exclusive marketing agent in Europe for the sports-related travel products and services of a Bahrain-based company that will provide entertainment event-related travel services to customers in the Middle East.

Your filing does not include any specific information regarding contacts with Iran, Sudan, and Syria, countries that are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them. We may have further comments upon review of your responses.

Exhibit 5.1

2. Please delete the language in the fourth paragraph of Exhibit 5.1 which states legal counsel's membership in the State of New York and qualifies the opinions to the laws of the State of New York as this language serves as a disclaimer to an opinion concerning the laws of the United Kingdom.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief – Legal

cc: via facsimile (631) 737-8381
Michael S. Krome, Esq.